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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66480

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bayshore Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent Is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 N. Andrews Ave., Suite 330

(No. and Street)

Fort Lauderdale	**FL**	**33301**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Turner	**951-358-3800**	**mturner@ftgco.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US LLP

(Name – if individual, state last, first, and middle name)

790 N. Water St., Suite 2000 Milwaukee		**WI**	**53202**
(Address)	(City)	(State)	(Zip Code)
10/22/2003		**23**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Turner _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bayshore Partners, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SANDRA WHITE-ROBERTS
Notary Public - State of Florida
Commission # HH 212995
My Comm. Expires Jan 3, 2026
Bonded through National Notary Assn.

2/22/2024

Sandra White-Roberts

Notary Public

Signature: _____

Title:
Managing Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BAYSHORE PARTNERS, LLC

Report Pursuant to Rule 17A-5 Under
The Securities Exchange Act of 1934
December 31, 2023

(Confidential per Rule 17a-5(e)(3))

BAYSHORE PARTNERS, LLC

Report of Independent Registered Public Accounting Firm

To the Member and Directors of
Bayshore Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bayshore Partners, LLC
(the Company) as of December 31, 2023, the related statements of income, changes in member's equity, and
cash flows for the year then ended and the related notes (collectively referred to as the financial statements).
In our opinion, the financial statements present fairly, in all material respects, the financial position of the
Company as of December 31, 2023 and the results of its operations and its cash flows for the year then
ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statements based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Company in accordance with the U.S. federal securities laws
and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our
opinion.

Supplemental Information

The Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Statement Pursuant to SEC
Rule 17a-5(d)(2)(iii) and Schedule II - Computation for Determination of the Reserve Requirement and
Information Relating to Possession or Control Requirements (collectively, the supplemental information), has
been subjected to audit procedures performed in conjunction with the audit of the Company's financial
statements. The supplemental information is the responsibility of the Company's management. Our audit
procedures included determining whether the supplemental information reconciles to the financial statements
or the underlying accounting and other records, as applicable and performing procedures to test the
completeness and accuracy of the information presented in the supplemental information. In forming our
opinion on the supplemental information, we evaluated whether the supplemental information, including its
form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental
information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of a Matter – Concentration of Revenues

As discussed in Note 2 to the financial statements, during the year ended December 31, 2023, the Company generated 100% of their placement agent service fee revenue from one customer. Our opinion is not modified with respect to this matter.

We have served as the Company's auditor since 2022.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 22, 2024

BAYSHORE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

ASSETS		
Cash	$	297,971
Accounts Receivable		1,655,400
Other Current Assets		13,825
TOTAL ASSETS	**$**	**1,967,196**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	42,256
Contract liabilities		100,000
TOTAL LIABILITIES		142,256
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBER'S EQUITY		1,824,940
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,967,196**

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

REVENUES:		
Placement Agent Service Fees	$	2,295,400
TOTAL REVENUES		2,295,400
EXPENSES:		
Payroll		54,577
Professional Fees		140,430
Regulatory		34,364
Other general and administrative expenses		123,968
TOTAL EXPENSES		353,339
NET INCOME	$	1,942,061

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

MEMBER'S EQUITY – JANUARY 1, 2023	$ 102,879
NET INCOME	1,942,061
CAPITAL CONTRIBUTIONS	170,000
CAPITAL DISTRIBUTIONS	(390,000)
MEMBER'S EQUITY – DECEMBER 31, 2023	$ 1,824,940

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 1,942,061
Adjustments to reconcile net income to net Cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts Receivable	(1,655,400)
Other Current Assets	(8,825)
Accounts payable and accrued expenses	(7,572)
TOTAL ADJUSTMENTS	(1,671,797)
NET CASH PROVIDED BY OPERATING ACTIVITIES	270,264
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contributions	170,000
Capital Distributions	(390,000)
NET CASH USED BY FINANCING ACTIVITIES	(220,000)
NET INCREASE IN CASH	50,264
CASH - BEGINNING OF YEAR	247,707
CASH - END OF YEAR	$ 297,971

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Bayshore Partners, LLC (the "Company") is a Florida limited liability company based in Fort Lauderdale, Florida. The Company was organized to operate as a registered broker-dealer in securities in the United States of America and provides merger and acquisition advisory services to shareholders and owners of companies as well as engages in the distribution of debt and equity securities of corporations and other entities through the private placement of such securities on a best efforts basis. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (a) directly or indirectly, receive, hold or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry PAB accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash

The Company considers highly liquid investments with maturities of three months or less from the date of acquisition to be cash equivalents. Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash deposits in excess of Federal Deposit Insurance Corporation insured limit of $250,000. At times, such balances exceed these insured limits.

Revenue Recognition

Revenue from placement agent services is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers for M&A marketing services received from customers prior to satisfying their respective performance obligations are reflected as contract liabilities and are recognized at a point in time that performance under the arrangement is completed or the contract is canceled. Revenue from consulting and strategic advisory services is generally recognized over time.

Costs associated with fulfilling placement agent services are deferred only to the extent they are explicitly reimbursable by the customer and the related revenue is recognized at a point in time. All other costs are expensed as incurred. Reimbursable expenses are recognized within their respective expense category in the Statement of Income when the related revenue is recognized, or the arrangement is otherwise concluded. Customer reimbursements for such expenses are included in placement agent services revenue in the Statement of Income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years before 2020.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are customer obligations due in connection with placement agent services performed in the normal course of business. The Company performs continuing credit evaluations of its customers' financial condition, including review of the terms of credit, the amount of credit granted and management's past history with a customer to determine if any such amounts will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its overall allowance for credit losses ("ACL"). After all attempts to collect a receivable have failed, the receivable is written off against the ACL. There was an Accounts Receivable balance of $1,655,400 as of December 31, 2023. There was no bad debt expense related to accounts receivable for the year ended December 31, 2023. The Company evaluated accounts receivable outstanding as of December 31, 2023 and did not deem an ACL necessary.

Allowance for Credit Loses

The Company maintains an ACL to reflect management's estimates of potential credit losses. The ACL is based on an evaluation of credit risk factors including historical experience and current economic conditions. The ACL would be recorded as an offset to a reduction in the value of the accounts receivable on the Company's financial statements. The Company discloses information about the ACL and related credit risk factors in accordance with ASC 326-20.

Concentration of Credit Risk

Revenue from placement agent services and M&A marketing services (i.e., retainers) from the Company's largest customer accounted for 100% of the Company's income for the year ended December 31, 2023.

3. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness," as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $155,715 which was $146,231 in excess of its required net capital of $9,484. At December 31, 2023, the ratio of "Aggregate Indebtedness" to "Net Capital" was .91 to 1.

4.   RELATED PARTY TRANSACTIONS

The Company is party to a Services Agreement with Farlie Turner Gilbert & Co., a company under common ownership ("related party") effective February 1, 2018 and updated effective May 1, 2022. Under this agreement, the Company reimburses the related party for overhead and salaries for shared personnel. For the year ended December 31, 2023, the Company paid $120,000 for reimbursement of payroll, professional fees and other general and administrative expenses and are included within their respective expense categories on the Statement of Income. During the year, the Company received $170,000 in capital contributions from Bayshore Partners Holdings, LLC, (the "Parent"). There were payments to Bayshore Partners Holdings, LLC in 2023 in the amount of $390,000.

5.   MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and member is not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on the member's pro rata share of total capital.

6.   COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

7.   LIQUIDITY

The Company reported a net income of $1,942,061 for the year ended December 31, 2023 and has a member's equity of $1,824,940 as of December 31, 2023. Cash provided by operating activities during the year ended amounted to $270,264 and cash used by financing activities amounted to $220,000.

8.   REVENUE FROM CONTRACTS WITH CUSTOMERS

Total revenue from contracts with customers for the year ended December 31, 2023, was $2,295,400, all of which was from placement agent services and M&A marketing services (i.e., retainers).

Revenue from contracts with customers for placement agent services and M&A marketing services (i.e., retainers) is recognized at a point in time when the performance obligation is complete or the contract is canceled. Revenue from a performance obligation satisfied at a point in time is recognized when the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects in exchange for its services ("transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experience, the time period of when uncertainties are expected to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

8.   REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Revenue from contracts with customers for consulting and strategic advisory services is recognized over time. Revenue from a performance obligation satisfied over time is recognized when the Company determines that the customer receives and consumes the benefit of the services.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers depending on the services being provided. The Company records a fee receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligation is completed or when the performance obligation is otherwise concluded.

The Company's contract liabilities related to revenue from contracts with customers were $100,000 as of December 31, 2023.

Remaining Performance Obligations

Remaining performance obligations are services that the Company has committed to perform in the future in connection with its contracts with clients. The Company's remaining performance obligations are generally related to its placement agent services. Revenue associated with remaining performance obligations relating to placement agent services cannot be determined until the outcome of the transaction as the fees are contingent upon the completion of a specific performance obligation and/or the fees are considered variable.

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material as of December 31, 2023.

Incremental Contract Costs

Incremental contract costs of obtaining a contract are expensed when incurred, provided the amortization period of the asset that would have been recognized in one year or less.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2024, which is the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1
AND STATEMENT PURSUANT TO 17a-5(d)(2)(iii)
AS OF DECEMBER 31, 2023

December 31, 2023
Computation of Net Capital
Pursuant to Rule 15c3-1
Computation of Net Capital:

CREDITS		
Member's equity	$	1,824,940
Deductions: Non-allowable assets		(1,669,225)
NET CAPITAL		155,715
MINIMUM NET CAPITAL REQUIREMENT 6-2/3%		
OF AGGREGATE INDEBTEDNESS OF $142,256		
OR $5,000, WHICHEVER IS GREATER		9,484
EXCESS NET CAPITAL	$	**146,231**
NET CAPITAL LESS THE GREATER OF 10% OF		
AGGREGATE INDEBTEDNESS OR 120% OF MINIMUM		
NET CAPITAL REQUIREMENTS.	$	**141,489**
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		42,256
Contract Liabilities		100,000
TOTAL AGGREGATE INDEBTEDNESS	$	**142,256**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.91 to 1

Statement pursuant to rule 17a-5(d)(2)(iii)
A reconciliation with the Company's computation of net capital as reported in the unaudited part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital they are in and the preceding computation.

BAYSHORE PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

The Company will not claim exemption from SEA Rule 15c3-3, in reliance on Footnote 74 of the SEC Release No. 34-70073. The Company has represented that it does not and will not:

  i)   directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers
  ii) carry accounts of or for customers
  iii) carry PAB accounts (as defined in Rule 15c3-3)

Report of Independent Registered Public Accounting Firm

To the Member and Directors of
Bayshore Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bayshore Partners, LLC (the Company) stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 22, 2024

BAYSHORE PARTNERS, LLC

Bayshore Partners, LLC's Exemption Report

Bayshore Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bayshore Partners, LLC

I, Michael Turner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

Managing Director
Title

2/22/2024
Date